Mail Stop 3561

January 26, 2010

John N. Hatsopoulos
Chief Executive Officer
American DG Energy Inc.
45 First Avenue
Waltham, MA 02451
781-622-1120

Re: American DG Energy Inc.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-163972
Filed January 13, 2010

Dear Mr. Hatsopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Determination of Offering Price and Market Data, page 3

Holders, page 4

1.   Please update the number of holders to the latest practicable date. Please also update the percentage ownership in your selling stockholder table so that they are based on the number of shares outstanding as of a more recent date than December 22, 2009.

Selling Stockholders, page 4

2.   We reviewed your response to comment five in our letter dated January 10, 2009 and reissue this comment in part. Please tell us whether Integrated Risk Facilities Holdings, Inc., Stuart Farber or any of your other selling stockholders is a broker-

dealer or is affiliated with a broker-dealer. If any of your selling stockholders are broker-dealers, please disclose that he, she, or it is an "underwriter" within the meaning of the Securities Act of 1933. Also, if applicable, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state that the selling stockholder is a broker-dealer, and to state that the selling stockholder is an underwriter with respect to the shares that it is offering for resale.

Exhibit 5.1

3.   Please also have counsel revise its opinion to refer to the current registration statement on Form S-3, as opposed to Form S-1.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions you may have.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: Edwin Miller, Esq.
        Sullivan & Worcester LLP
        Via Facsimile